UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )

                              Rand Logistics, Inc.
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                                (Name of Issuer)

                         Common Stock, $.0001 par value
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                         (Title of Class of Securities)

                                    752182105
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                                 (CUSIP Number)

                               Todd Emmerman, Esq.
                           Katten Muchin Rosenman LLP
                               575 Madison Avenue
                               New York, NY 10022
                                 (212) 940-8873
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  March 3, 2006
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box. |_|

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 752182105                    13D
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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Isaac Kier
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      PF
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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               7     SOLE VOTING POWER

                     906,000 shares
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        51,000 shares
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            906,000 shares
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     51,000 shares
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      957,000 shares
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      15.4%
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14    TYPE OF REPORTING PERSON*

      IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 752182105                    13D
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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Kier Family, L.P.
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      OO
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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               7     SOLE VOTING POWER

                     300,000 shares
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            300,000 shares
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     0 shares
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      300,000 shares
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.2%
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14    TYPE OF REPORTING PERSON*

      PN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer

This Statement on Schedule 13D relates to the Common Stock, $.0001 par value (the "Common Stock") of Rand Logistics, Inc. (the "Company"), a company organized and existing under the laws of the State of Delaware. The address of the Company's principal executive offices is 450 Park Avenue, 10th Floor, New York, NY 10022.

Item 2. Identity and Background

(a) This Statement is being filed as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act") by Isaac Kier and Kier Family, L.P. (the "Partnership") of which Mr. Kier is the General Partner. The Reporting Persons are making a group filing because, due to the relationship between them, the Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Exchange Act.

(b) (i) The address of the principal business and principal office of Mr. Kier is Kier Global, LLC, 1775 Broadway, Suite 604, New York, New York 10019.
      (ii) The address of the principal office of the Partnership is c/o Isaac Kier, Kier Global, LLC, 1775 Broadway, Suite 604, New York, New York 10019.

(c) (i) The principal business of Mr. Kier is investing private capital. Mr. Kier also serves as a director of the Company.
      (ii) The principal business of the Partnership is to hold investments for the benefit of Mr. Kier's family.

(d) None of the reporting persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the reporting persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

(f)   Mr. Kier is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

      (i) The 250,000 shares of Common Stock and 407,000 warrants owned by Mr. Kier directly were acquired for an aggregate purchase price of $974,300. Such shares were purchased with Mr. Kier's personal funds.

      (ii) The 100,000 shares of Common Stock and 200,000 warrants owned by the Partnership directly were acquired for an aggregate purchase price of $600,000. Such shares were purchased with funds contributed to the Partnership by its partners.

Item 4. Purpose of Transaction.

      The Reporting Persons acquired the shares of Common Stock reported herein for investment purposes.

      Mr. Kier is a Director of the Company. On March 3, 2006, the Company acquired Lower Lakes Towing Ltd. and thereby became an operating business. Please refer to the description on Form 8-K filed by the Company on March 9, 2006 for more information on this transaction. In his capacity as a director of the Company, Mr. Kier will be in close contact with management concerning the operations of the Company, and, from time to time, may make recommendations to management and the Board as he deems appropriate. Some of these recommendations could relate to actions set forth in subparagraphs (b) through (j) of Item 4 to
Schedule 13D.

      Other than as set forth above, no Reporting Person, in its capacity as a holder of a security of the issuer, currently has any plan or proposal that relates to any of the matters described in subparagraphs (a) through (j) of Item 4 to Schedule 13D.

Item 5. Interest in Securities of the Issuer.

      (a) (i) Mr. Kier beneficially owns 957,000 shares, comprised of 350,000 shares of Common Stock and 607,000 shares of Common Stock underlying presently exercisable warrants, constituting approximately 15.4% of the shares of Common Stock outstanding.

            (ii) The Partnership beneficially owns 300,000 shares of Common Stock, comprised of 100,000 shares of Common Stock and 200,000 shares of Common Stock underlying presently exercisable warrants, constituting 5.2% of the shares of Common Stock outstanding.

      (b) (i) Mr. Kier shares voting and dispositive power over 17,000 shares of Common Stock and 34,000 shares of Common Stock underlying presently exercisable warrants with his wife. Mr. Kier exercises sole voting and dispositive power of 100,000 shares of Common Stock and 200,000 shares of Common Stock underlying presently exercisable warrants held through the Partnership (see Item 5(b)(ii) below) and has sole voting and dispositive power over 233,000 shares of Common Stock and 373,000 shares of Common Stock underlying presently exercisable warrants he owns personally.

            (ii) The Partnership has sole voting and dispositve power over 100,000 shares of Common Stock and 200,000 shares of Common Stock underlying presently exercisable warrants, which power is exercisable by Mr. Kier as General Partner of the Partnership.

      (c) There were no reportable transactions during the past 60 days.

      (d) Mr. Kier's wife has the right to receive any dividends on the 17,000 shares of Common Stock and 34,000 shares of Common Stock underlying presently exercisable warrants that are reported herein as being jointly beneficially owned by Mr. Kier and his wife.

      (e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

      The Warrants discussed herein are governed by the terms of a Warrant Agreement, dated October 27, 2004, between the Company and Continental Stock Transfer and Trust Company, as Warrant Agent, and became exercisable on March 3, 2006. A copy of the Warrant Agreement is attached hereto as Exhibit 2 and is hereby incorporated by reference.

      The Company, Mr. Kier and the Company's other initial stockholders and Continental Stock Transfer and Trust Company are parties to a Stock Escrow Agreement, dated October 27, 2004, pursuant to which all of the shares owned by the Company's initial stockholders are held in escrow until the earliest of:
October 27, 2007; the Company's liquidation; or the consummation of a liquidation, merger, stock exchange or other similar transaction which results in all of the Company's stockholders having the right to exchange their shares of common stock for cash, securities or other property subsequent to Company's consummating a business combination with a target business. A copy of the Stock Escrow Agreement is attached hereto as Exhibit 3 and is hereby incorporated by reference.

      The Company, Mr. Kier and the Company's other initial stockholders are party to a Registration Rights Agreement, dated October 27, 2004, pursuant to which the holders of the majority of the initial stockholders' shares will be entitled to make up to two demands that the Company register these shares. A copy of the Registration Rights Agreement is attached hereto as Exhibit 4 and is hereby incorporated by reference.

Item 7. Material to be Filed as Exhibits.

      Exhibit 1. Joint filing agreement between Isaac Kier and the Partnership.

      Exhibit 2. Warrant Agreement, filed as Exhibit 4.5 to Form S-1/A on October 12, 2004 by the Company, is hereby incorporated by reference.

      Exhibit 3. Escrow Agreement, filed as Exhibit 10.10 to Form S-1/A on October 12, 2004 by the Company, is hereby incorporated by reference.

      Exhibit 4. Registration Rights Agreement, filed as Exhibit 10.13 to Form S-1/A on August 17, 2004 by the Company, is hereby incorporated by reference.

                                   SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2006


                                                 /s/ Isaac Kier
                                                 -------------------------------
                                                 Isaac Kier


                                                 KIER FAMILY, L.P.


                                                 /s/ Isaac Kier
                                                 -------------------------------
                                                 Name: Issac Kier
                                                 Title: General Parnter

EXHIBIT 1

                             JOINT FILING AGREEMENT

      In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned agrees to the filing on behalf of each of a Statement on Schedule 13D, and all amendments thereto, with respect to the shares of common stock, $.0001 par value, of Rand Logistics, Inc.

Dated: March 30, 2006


                                                 /s/ Isaac Kier
                                                 -------------------------------
                                                 Isaac Kier


                                                 KIER FAMILY L.P.


                                                 /s/ Isaac Kier
                                                 -------------------------------
                                                 Name: Isaac Kier
                                                 Title: General Partner